UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Liquidation of Mitsubishi Trust Finance (Ireland) PLC

Tokyo, March 30, 2005—Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) announced today that The Mitsubishi Trust and Banking Corporation(MTB), a consolidated subsidiary of MTFG, has decided to liquidate Mitsubishi Trust Finance (Ireland) PLC.

Mitsubishi Trust Finance (Ireland) PLC is a consolidated subsidiary of MTB.

1.	Outline of Mitsubishi Trust Finance (Ireland) PLC

(1) Address:	5th Floor, Custom House Plaza No.4, Harbourmaster
Place, Dublin 1, Ireland
(2) Managing Director:	Akira Ishikawa
(3) Capital:	US dollars 50 million
(4) Business:	Finance

2.	Reason for Liquidation

As it has been decided to discontinue the operations of Mitsubishi Trust Finance (Ireland) PLC; the company is therefore being liquidated.

3.	Timing of liquidation

Liquidation is expected to be complete by the end of September 2006.

4.	Impact on MTFG’s business forecast

This event is not expected to have any material effect on MTFG’s previously announced business forecast for the current fiscal year.

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Contacts:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel: 03-3240-9059